AUTHENTIC TEAS INC.
Suite 1801-1 Yonge Street
Toronto, Ontario M5E 2A3 Canada

August 16, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
USA

Attention:	Catherine T. Brown and James Allegretto, Senior Assistant Chief Account

Dear Sirs:

Re:	Authentic Teas Inc. (the “Company”)
Amendment No. 1 to Registration Statement on Form S-1
Filed: July 25, 2011
File No: 333-175003

     The Company writes in response to your letter of August 9, 2011 to Hrant Isbeceryan, President and Director of the Company, with respect to Amendment No. 1 to the Registration Statement on Form S-1 filed by the Company The Company’s responses are numbered in a manner that corresponds with your comments as set out in your letter of August 9, 2011.

General

1.

We note your response to comment one in our letter dated July 14, 2011. In that response, you state that you have a specific business plan and purpose and you have no plans to be acquired by or to merge with any unidentified company or companies. If true, please include in the forepart of your prospectus an affirmative statement disclosing that you have no plans or intentions to be acquired by or to merge with an operating company nor do you, nor any of your shareholders, have plans to enter into a change of control or similar transaction or to change your management.

The Company has amended page 3 to provide the required disclosure.

Consumers and tea aficionados, page 23

2.

We reviewed your response to comment 10 in our letter dated July 14, 2011 and reissue this comment in part. In this regard, we note the revisions to your filing indicating that the statements under this heading are based on management’s belief but we were unable to locate in your response or disclosure an explanation for the basis for such belief.

The statements under the heading “Consumers and tea aficionados” are based on the Company’s management’s experience running the Company and education. The Company has been selling its products since February 15, 2011. During this time, the management of the Company has gained experience in the tea market. Further, the Company’s Chief Executive Officer, Hrant Isbeceryan, has a degree in marketing from the University of British Columbia.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

Plan of Operations, page 25

3.

We note the revisions to your filing in response to comment 11 in our letter dated July 14, 2011. To the extent you view the uncertainties disclosed in the fourth paragraph under this heading as a material risk to your business, please revise to include appropriate risk factor disclosure.

The Company has added a risk factor on page 8.

Milestones, page 26

4.

We note the revisions to your filing on page 21 in response to comment eight in our letter dated July 14, 2011. Please revise your disclosure in the table on page 26 to reflect the costs associated with the actions detailed in your new disclosure on page 21. By way of example only, you disclose on page 21 that that you have “placed an additional order for $5,000 with [your] supplier for delivery in October 2011” but it does not appear that you have reflected the cost of this action in the table on page 26.

The Company has updated its milestone table on page 26 to reflect the costs of ordering additional products.

5.

We note the revisions to your filing in response to comment 11 in our letter dated July 14, 2011 and reissue this comment in part. Please revise your disclosure in the paragraph following the table to disclose how you plan to prioritize the milestones disclosed on page 26 over the next twelve months if your revenues and liquidity are insufficient to fund both the expenses of this offering and these milestones and the impact any scaling back of these milestones would have on your revenues, income and liquidity.

The Company has updated its milestone table on page 26 to discuss how it plans to prioritize the milestones over the next twelve months if its revenues and liquidity are insufficient.

Liquidity and Capital Resources, page 27

6.

We reviewed your response to comment 16 in our letter dated July 14, 2011 and reissue this comment in part. Please reconcile the $55,500 amount in the second paragraph under this heading with the $73,500 total reflected in the table.

The Company has corrected the amount in the second paragraph under the heading “Liquidity and Capital Resources” on page 27.

Transaction with Related Persons, Promoters and Certain Control Persons and Corporate Governance, page 41

7.

We reviewed the revisions to your filing in response to comment 24 in our letter dated July 14, 2011. As indicated in your response, please revise your disclosure to clarify that you have not entered into any written loan agreement with your President.

The Company has amended page 42 to provide that it has not entered into any written loan agreement with its President.

The Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to contact the Company’s legal counsel: Clark Wilson LLP, Attn: Cam McTavish, at (604) 891-7731.

Yours truly,
AUTHENTIC TEAS INC.

/s/ Hrant Isbeceryan
Hrant Isbeceryan,
President, and Director